October 6, 2011

Mr. Michael Volley

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, DC 20549

Re:

Springleaf Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Quarter Ended June 30, 2011

File No. 001-06155

Dear Mr. Volley:

We are requesting an extension of time to file our response to the Commission’s letter dated September 29, 2011. As we discussed by telephone on October 6, 2011, we are currently gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than October 27, 2011. We appreciate the Staff’s accommodation of our request for an extension.

Please contact me at 812-468-5345 if you have further comments or questions.

Sincerely,

/s/  Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer